UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Autodesk, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

052769106

(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Stock)

Pascal W. Di Fronzo

Senior Vice President, General Counsel and Secretary

Autodesk, Inc.

111 McInnis Parkway

San Rafael, CA 94903

(415) 507-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steven E. Bochner, Esq.

David S. Thomas, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$27,300,114	$839

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $27,300,114 as of May 31, 2007, calculated based on a Black-Scholes-Merton option pricing model.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $839

Form or Registration No.: 005-37286

Filing Party: Autodesk, Inc.

Date Filed: June 4, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Autodesk, Inc., a Delaware corporation (“Autodesk” or the “Company”), with the Securities and Exchange Commission on June 4, 2007 relating to the offer by the Company (the “Offer”) to amend certain outstanding options and receive a cash payment as set forth under the Offer to Amend the Exercise Price of Certain Options dated June 4, 2007 (the “Offer to Amend”), which was filed as Exhibit (a)(1)(A) to the Schedule TO and is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Amend.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the Offer, and which was filed as Exhibit (a)(1)(A) to the Schedule TO. This Amendment is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended by adding the following sentences:

The Offer expired at 9:00 p.m., Pacific Time, on June 29, 2007. Pursuant to the terms of the Offer, the Company has accepted for amendment options to purchase an aggregate of 3,962,418 shares of the Company’s common stock. In connection with the surrender of those options for amendment, the Company has amended those options effective immediately following the expiration of the Offer and will issue promises to make cash payments to Eligible Holders whose options have been amended in the aggregate amount of $4,775,995 in accordance with the terms of the Offer.

This Amendment No. 3 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUTODESK, INC.

/S/ PASCAL W. DI FRONZO
Pascal W. Di Fronzo
Senior Vice President, General Counsel and Secretary

Date: July 2, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated June 4, 2007*

(a)(1)(B)	Communications to all eligible employees from Pascal W. Di Fronzo, dated June 4, 2007*

(a)(1)(C)	Tender offer election agreement*

(a)(1)(D)	Form of addendum*

(a)(1)(E)	Forms of confirmation of election to accept offer and confirmation of election not to participate in offer*

(a)(1)(F)	Forms of reminder emails to employees*

(a)(1)(G)(i)	Form of promise to make cash payment and option amendment to U.S. employees*

(a)(1)(G)(ii)	Form of promise to make cash payment and option amendment to Canadian employees*

(a)(1)(H)	Screen shots of offer website at http://zelda.autodesk.com*

(a)(1)(I)(i)	Option holder presentation materials to U.S. employees*

(a)(1)(I)(ii)	Option holder presentation materials to Canadian employees (English)*

(a)(1)(I)(iii)	Option holder presentation materials to Canadian employees (French translation of Exhibit (a)(1)(I)(ii))*

(a)(1)(J)(i)	Transcript of U.S. employee briefing held on June 5, 2007*

(a)(1)(J)(ii)	Transcript of Canadian employee briefing held on June 5, 2007 (English)*

(a)(1)(J)(iii)	Transcript of Canadian employee briefing held on June 5, 2007 (French with English translation)*

(b)	Not applicable

(d)(1)	1996 Stock Plan (incorporated by reference to Exhibit 10.1 filed with the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005)*

(d)(2)	Registrant’s 1996 Stock Plan Forms of Agreement (incorporated by reference to Exhibit 10.5 filed with the Registrant’s Annual Report on Form 10-K for the fiscal year ended January 31, 2005)*

(d)(3)	Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.4 filed with the Registrant’s Report on Form 10-Q for the fiscal quarter ended July 31, 2004)*

(d)(4)	Nonstatutory Stock Option Plan Forms of Agreement (incorporated by reference to Exhibit 10.4 filed with the Registrant’s Report on Form 10-Q for the fiscal quarter ended July 31, 2004)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.